SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ________________

                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             FORT JAMES CORPORATION
             (Exact name of registrant as specified in its charter)

Virginia                                     54-0848173
(State of incorporation or organization)     IRS EmployerIdentification No.)


1650 Lake Cook Road                                     60015
(Address of principal executive offices)                (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


Title of each class                             Name of each exchange on which
to be so registered                            each class is to be registered
Preferred Share Purchase Rights                  New York Stock Exchange





Securities to be registered pursuant to Section 12(g) of the Act:


                                   None
__________________________________________________________________________
                             (Title of Class)



                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.           Description of Securities To Be Registered.

Introduction

     On February 18, 1999, the Board of Directors of Fort James Corporation (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.10 per share, of the Company (the "Common Shares"). The dividend is payable at the close of business on March 1, 1999 (the "Record Date") to the stockholders of record on that date. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of February 26, 1999, between the Company and Norwest Bank Minnesota, N.A., as Rights Agent (the "Rights Agent").

Purchase Price

     Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series M Cumulative Participating Preferred Stock, par value $10.00 per share, of the Company (the "Preferred Shares") at a price of $ 200.00 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment.

Flip-In

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person (as defined below), each holder of a Right (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to purchase additional Common Shares at a 50 percent discount.

Flip-Over

     If the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, each holder of a Right (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to purchase shares of common stock of the acquiring company at a 50 percent discount.

Distribution Date

                  The Distribution Date is the earlier of:

     (i) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding Common Shares; or

     (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares.

Transfer and Detachment

     Until the Distribution Date (as defined below), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto. Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares, and transfer of those certificates will also constitute transfer of the Rights.

     As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights.

Exercisability

     The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on March 1, 2009 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

Adjustments

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications or certain distributions with respect to the Preferred Shares. The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment if, prior to the Distribution Date, there is a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

Preferred Shares

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment equal to the greater of $150,000 or 1,000 times the liquidation value of a Common Share. Each Preferred Share will have 1,000 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

     The value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should, because of the nature of the Preferred Shares' dividend, liquidation and voting rights, approximate the value of one Common Share.

Exchange

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-thousandth of a Preferred Share per Right (subject to adjustment).

Redemption

     At any time prior to the time any person becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

  Amendments

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

Rights as Holders

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Further Information

     A copy of the Rights Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference. The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Item 2.  Exhibits.                                                    Page

     1 Rights  Agreement,  dated as of February  26,  1999,
between  Fort James Corporation and Norwest Bank Minnesota,
N.A.,  which includes the form of Right Certificate as
Exhibit A and the Summary of Rights as Exhibit  B.                    6

                                    SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 26, 1999


                                            FORT JAMES CORPORATION


                                            By:/S/ R. Michael Lempke
                                                   Senior Vice President
                                                   & Tresurer


                                  EXHIBIT LIST

     1 Rights Agreement, dated as of February 26, 1999, between Fort James Corporation and Norwest Bank Minnesota, N.A., which includes the form of Right Certificate as Exhibit A and the Summary of Rights as Exhibit B.